# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARTELO BIOSCIENCES, INC., CIK 0001621221
CUSIP: 04301G607
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 505 LOMAS SANTA FE, SUITE 160, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 10/20/2025
Amends the filing with accession number 0000921895-25-002596
Filed by CIK 0001776353
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Farb Daniel Stuart (CIK 0001776353): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 16,399; shared voting power 0; sole dispositive power 16,399; shared dispositive power 0; aggregate amount beneficially owned 16,399 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ARTELO BIOSCIENCES, INC.
Address of issuer's principal executive offices: 505 LOMAS SANTA FE, SUITE 160, SOLANA BEACH, California (CA), 92075

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon a denominator that is the sum of: (i) 1,555,493 Shares outstanding as of September 16, 2025, as disclosed in the Issuer's Corporate Presentation issued on September 17, 2025 that is available on the Issuer's website, (ii) 441,210 Shares issued pursuant to the Issuer's underwritten offering on October 1, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2025, and (iii) 11,299 Shares underlying the $10 Warrants (as defined below) held by the Reporting Person.

As of the date hereof, the Reporting Person directly beneficially owns 16,399 Shares, including 11,299 Shares underlying the $10 Warrants, as further described below, constituting approximately 0.8% of the Shares outstanding.

As of the date hereof, the Reporting Person owns 11,299 warrants referencing 11,299 Shares, which have an exercise price of $10.00 per Share and expire in June 2030 (the "$10 Warrants"). The $10 Warrants are exercisable immediately, subject to the Beneficial Ownership Limitation (as defined below). A holder of the $10 Warrants may not exercise any such $10 Warrants to the extent that such exercise would result in the number of Shares beneficially owned by such holder and his or its affiliates exceeding 4.99% of the total number of Shares outstanding immediately after giving effect to the exercise, except that upon at least 61 days' prior notice from the holder to the Issuer, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Limitation"). The Reporting Person's Beneficial Ownership Limitation is currently set at 4.99%. As of the date hereof, the Beneficial Ownership Limitation does not limit the exercise of any of the 11,299 $10 Warrants owned by the Reporting Person and the Reporting Person may be deemed to beneficially own the 11,299 Shares underlying the 11,299 $10 Warrants.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transaction in the securities of the Issuer by the Reporting Person since the filing of the Amendment No. 2 to the Schedule 13D are set forth in Exhibit 1 and incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of October 20, 2025, the Reporting Person ceased to beneficially own more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Farb Daniel Stuart: /s/ Daniel S. Farb, Daniel S. Farb (10/21/2025)